EKATI
KOALA UNDERGROUND PROJECT

BACKGROUND

The Koala Underground Project involves the establishment of an underground mine for the Koala kimberlite pipe at the EKATI Diamond Mine following the completion of surface mining at Koala in April 2006. The development of the Koala underground project follows the successful completion of the Panda underground mine at Ekati, earlier this year. Panda was completed on time and on budget, and is currently producing in excess of nameplate capacity.

The EKATI Diamond Mine is located approximately 200 km south of the Arctic Circle in the Northwest Territories of Canada. The mine is located in the treeless 'barren land' and is accessible only by aircraft throughout the year, and by an ice road for a limited time in late winter. The project construction started in 1996 with first diamond production in October 1998. EKATI is currently producing from the Fox and Beartooth surface mines, as well as the recently commissioned Panda underground mine.

Underground mining at EKATI commenced in January 2002 with the development of the Koala North Underground Project. Koala North served as a test mine to determine what types of equipment, materials and processes worked best in Arctic permafrost underground conditions when mining kimberlite. The Koala Underground Project follows the approval of the Panda Underground Project in April 2004 which included the establishment of infrastructure, including surface facilities and conveying systems, that will be shared with Koala.


EKATI™ Diamond Mine

GENERAL DESCRIPTION

The Koala Underground Project is a 3,300 tonnes per day sublevel caving mine that will deliver a total of 10.6 million dry tonnes of ore to the process plant over an eleven year mine life, recovering 9.8 million carats of high quality Koala diamonds. The gross development costs are expected to be approximately US$250 million (BHP Billiton share US$200 million).

Sub level caving, although moderately more technical in nature than the sub level retreat method used at Panda, is a commonly employed mining method in use around the world and utilizes many of the same techniques and equipment as sub level retreat mining.

The investment provides for:

- Purchase of mobile equipment (drills, loaders, trucks and support equipment)
- Installation of a conveying and crushing system, including a surface transfer conveyor which links the underground conveyor system directly to the process plant.
- Development of 7.7 kms of underground excavations, including a 1.0 km conveyor ramp to link the Koala underground mine to the existing underground conveyor system.
- Establishment of required mine ventilation and dewatering systems, including 3 large diameter raise bored shafts and 2 mine air heating systems.


Completed open pit
Original orebody outline
WASTE
Old production levels
WASTE
Blasted ore
Mucking
Cut off slot
Charging
Drilling
Development
OREBODY
Not to Scale


KOALA FRESH
AIR RAISE #2
KOALA NORTH
PORTAL
PANDA FRESH
AIR RAISE #1
PANDA RETURN
AIR RAISE #2 IN
PANDA PIT
PANDA FRESH
AIR RAISE #3
KOALA FRESH
AIR RAISE #1
KOALA NORTH
MAIN RAMP
KOALA ACCESS RAMP
PANDA MAIN
RAMP
KOALA
RETURN
AIR RAISE #3
KOALA NORTH
PANDA
KOALA
KOALA MAIN RAMP

DEVELOPMENT PERIOD AND PROJECT LIFE

The Koala Underground Project is expected to deliver first ore to the processing plant in the December 2007 quarter. Full production of 3,300 tonnes per day from the sub level cave is expected in mid 2009. Total production life is 11 years.

CONTRACTING STRATEGY

The project will be managed by an owners' team consisting of experienced engineering, project management, construction management and operations personnel.

Key contract packages include:

- Mining equipment supply contracts, including the use of BHP Billiton's global agreements. Initial equipment was delivered in 2006, with the balance to arrive on site during the 2007 winter road season.
- Surface and underground conveyor supply and install.
- Installation of the final mine air heating plant.
- Underground mine development.

The Koala Project will be developed under similar arrangements to Panda, using an experienced contractor workforce drawn largely from existing alliance partners and a number of the companies that successfully constructed the Panda underground mine.

LOCAL EMPLOYMENT

Under the socio-Economic Agreement with the Government of the Northwest Territories established in 1996, EKATI has northern and northern aboriginal targets of 62% and 31% respectively for the total workforce of employees and contractors. Through the involvement with our underground mining contractor, we have established a unique underground mine training program. This program has been successful through Koala North and Panda and will be further enhanced during Koala.

MARKETING

Marketing arrangements for the sale of Koala underground rough diamonds will be as per current arrangements which include sales to regular customers, window sales to regular and other customers, sales under polishing and manufacturing agreements, and other sales as part of the branding program.





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